charlesSCHWAB

Charles Schwab Investment Management, Inc.

211 Main Street, San Francisco, CA 94105

Management Statement Regarding Compliance

with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Schwab MarketTrack Growth Portfolio II (one of the portfolios comprising Schwab Annuity Portfolios, hereafter referred to as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2011, and from October 31, 2010 (date of our last evaluation) through May 31, 2011.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2011 and from October 31, 2010 through May 31, 2011, with respect to securities reflected in the investment accounts of the Fund.

Schwab Annuity Portfolios

/s/ Marie Chandoha
Marie Chandoha President, Chief Executive Officer and Chief Investment Officer

/s/ George Pereira
George Pereira Treasurer and Principal Financial Officer

January 4, 2012
Date

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Schwab Annuity Portfolios

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Schwab MarketTrack Growth Portfolio II (one of the portfolios comprising Schwab Annuity Portfolios, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2011. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2011 (without prior notice to management), and with respect to agreement of security purchases and sales for the period from October 31, 2010 (date of our last examination), through May 31, 2011:

•	Confirmation of Charles Schwab & Co, Inc.’s (“CSC”) omnibus accounts for the underlying mutual fund investments at May 31, 2011 with the underlying mutual funds’ transfer agents.

•

Reconciliation of the omnibus accounts for the underlying mutual fund investments per the books and records of CSC to the omnibus accounts for the underlying mutual fund investments per the books and records of their transfer agents, at May 31, 2011, in all material respects.

•	Agreement of the Fund’s underlying mutual fund investments at May 31, 2011 as recorded on the shareholder books and records of the Fund to the books and records of CSC.

•

Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from October 31, 2010 through May 31, 2011 from the books and records of the Fund to the books and records of CSC.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management’s assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2011 with respect to mutual fund investments reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of Schwab Annuity Portfolios, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP San Francisco, California January 4, 2012

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				May 31, 2011
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab MarketTrack Growth Portfolio II (one portfolio of Schwab Annuity Portfolios)

4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105